Mail Stop 3561

January 8, 2009

Bryan Sawarynski, President, Chief Executive
   Officer, Principal Accounting Officer, and
   Chairman of the Board of Directors
National Golf Emporium, Inc.
25188 Genesee Trail Road
Golden, Colorado 80401

      Re: National Golf Emporium, Inc.
              Registration Statement on Form S-1
              Filed December 11, 2008
              File No. 333-156069

Dear Mr. Sawarynski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that several of your selling stockholders are or were stockholders, officers or directors of companies that do not appear to have implemented their stated business plan, that have engaged in reverse mergers, that have generated no or minimal revenues and/or that have not timely filed reports with us. For example, it appears that David Allison, one of your selling stockholders, and/or his relatives were involved as officers, directors and/or selling stockholders of Compuprint, Inc. n/k/a Terra Energy & Resource Technologies, Inc. ("Compuprint"), Willowtree Advisor Inc. n/k/a Omnireliant Holdings, Inc.

("Willowtree"), Supportspan, Inc. n/k/a Adex Media, Inc. ("Supportspan"), New Age Translation, Inc. n/k/a InfoLogix, Inc. ("New Age Translation"), CCP Worldwide, Inc. n/k/a Dyadic International, Inc. ("CCP"), and Magnadata, Inc. n/k/a Mortgagebrokers.com Holdings, Inc ("Magnadata"). While not intended to be an exhaustive list, additional examples include:

- your selling stockholders Faye Miller and W. Stacy Miller were selling stockholders of PawSpa, Inc. and your selling stockholder Edd Cockerill was the sole officer and director of PawSpa, Inc.;

- more than 25% of your selling stockholders (including W. Stacy Miller, Allison Couture, Bryan Scherich, Henry Scherich, Linda Scherich, Nathan Scherich, David Howard, Ralph "Stan" Pickett, and Thomas Shute) also were selling stockholders of Willowtree as was a Jeff Sawarynski, who may be related to your sole officer and director, Bryan Sawarynski;

- your selling stockholder Henry Scherich was a director of Compuprint;

- your selling stockholders Ralph "Stan" Pickett, Beth Marie Siracuse, and Thomas Shute were selling stockholders of Supportspan and Chad Allison, the son of your selling stockholder David Allison, was the principal officer of Supportspan;

- your selling stockholder Thomas Shute was a selling stockholder of New Age Translation and your selling stockholder David Allison introduced fifteen of the investors in New Age Translation to its sole officer and director; and

- your selling stockholder Scott McDowell was a selling stockholder of CCP and your selling stockholder Thomas Shute was a director of CCP.

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 33-6932 (April 28, 1992).

Prospectus Cover Page

2.   Please disclose on the cover page of your prospectus that you have received a going concern opinion and state the amount of accumulated losses to date.

Risk Factors, page 2

"The Offering Price of the Shares was Arbitrarily Determined…," page 3

3.   You refer to the offering price as $1.00 in this risk factor, however, it appears that you intend to offer the shares at an initial fixed price of $0.10. Please revise. Also, please tell us why you or your shareholders determined to offer the shares at a price of $0.10 considering it is the same price the shareholders paid for original issuance of the common stock in the private placement, which provides no potential for profit.

"Our officers and directors beneficially own …," page 3

4.   Please revise this risk factor to reflect that you have only one officer and director. Please make similar revisions on page 14 (and elsewhere as appropriate), where the caption also reads as if to suggest that you have more than one officer and director.

Cautionary Statement Regarding Forward-Looking Statements, page 3

5.   Under this heading you state that "[s]uch forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, and the expected impact of the Share Exchange on the parties' individual and combined financial performance." Please clarify what you mean by "their management's expectations" and the "expected impact of the Share Exchange on the parties' individual and combined financial performance." In addition, under this heading you make several references to "this report." Please revise to replace the word report with registration statement under this heading.

Item 9. Description of Securities to be Registered, page 6

6.   Your indication that the common shares being offered, "when issued, will be fully paid and non-assessable, with no personal liability attaching to the ownership" must be based on an opinion of counsel as the company is not in a position to opine as to the legality of the issuance of the shares. Please revise the discussion to state that counsel has opined on these matters, identify counsel and revise to state "when sold" as these shares have already been issued.

Information about the Registrant, page 7

Industry Overview, page 7

7.   You state that "recent statistics and trends on the golf industry have been compiled from and prepared by the National Golf Foundation." Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your registration statement. In addition, please tell us whether these documents are publicly available without cost or at a nominal expense. Please also tell us whether you commissioned any of the referenced sources. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material. Alternatively, if statements under this heading are based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Plan of Operations, page 12

8.   Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. In its present form, the disclosure is not clear about when you intend to commence operations and exactly how you plan to implement your business plan. Refer to Item 101(a)(2) of Regulation S-K. Although not intended as an exhaustive list, when revising this section, please consider the following:

- In your Prospectus Summary under the subheading "About Our Company" on page 1, you describe your business as an "online community for golfers that provides an e-commerce marketplace for the sale of golf-related equipment and apparel, golf-related news and information;" however, we note that your website is not operational. Please disclose your planned activities for getting your website operational, each material event or step required to pursue your planned activities in this regard including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable associated with getting your website operational.

- Under the heading "Industry Overview," on page 7, you indicate that you intend to concentrate on selling golf equipment, that you may expand into sales of apparel and that you do not intend to provide golf instruction services. By contrast, on page 8 under the heading "The Market Opportunity," you state your belief "that [you] have a considerable opportunity to tap into additional sources of revenue such as commissions from selling greens fees, golf related travel, golf instruction, business to business solutions and catalog sales." Revise your disclosure to clearly state what products you intend to sell and what services you intend to provide and clarify how you intend to generate revenues now as distinguished from the future.

- Under the heading "Business Strategy" on page 8, you describe your three-part business strategy and state that this strategy includes "expanding [your] online community, expanding and developing industry relationships and expanding traditional distribution channels." Your use of the word expanding in all three instances as well as in other parts of your registration statement suggests that you already have an online community, existing industry relationship(s) and existing traditional distribution channels. Please clarify under the heading "Business Strategy" on page 8 and elsewhere, including this heading, as appropriate.

- Under the heading "Business Strategy—Marketing" on page 9, you state that you "will selectively use promotional offers to further [your] brand building efforts." Your use of the phrase "to further [your] brand building efforts" seems to suggest that you already have engaged in brand building efforts. Please describe your efforts to date in this regard.

- Also under the heading "Business Strategy—Marketing" on page 9, you refer to promotions "such as on-site merchandising of products [you] have purchased in bulk from vendors at reduced prices that [you] can sell to [your] customers at discounted prices." Your financial statements do not list as assets any inventory. Please clarify whether you have purchased any inventory. If not, please revise this statement. If you have purchased inventory, please explain why this is not reflected on your financial statements. Please also discuss under this heading your plans to purchase inventory, identify your suppliers and the estimated expense associated therewith.

- Under the heading "Business Strategy—Marketing" on page 9, you state that your "affiliate marketing effort will be designed to deepen [your] relationship with golf customers and expand [your] customer base." Your use of the phrases "deepen your relationship with golf customers" and "expand your customer base" both seem to suggest that you have existing relationships and existing customers. Without an operational website, please clarify these statements.

- Please also disclose what impact you expect the recent economic downturn will have on your proposed business. In this regard, we note your disclosure under the subheading "The Market Opportunity" on page 8 that "golfers are an appealing demographic group, in terms of income and purchasing power, to target as a business opportunity."

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comment based upon your revisions.

Item 15. Recent Sales of Unregistered Securities, page II-2

9.   Please file the form or forms of subscription agreement used for the private placements referenced under this heading as an exhibit(s) to your registration statement.

Item 17. Undertakings, page II-2

10.   Please revise your undertakings to track the language required by Item 512(a) of Regulation S-K. It appears that you (i) omit text in two places in the undertaking required by Item 512(a)(1)(ii) of Regulation S-K, (ii) omit the lead-in to the undertaking required by Item 512(a)(5) of Regulation S-K, and (iii) repeat text in your undertaking numbered (A)(2) on page II-4. In addition, please include the undertaking required by Item 512(h) of Regulation S-K.

Signatures, page II-5

11.   Please include the signature of your principal financial officer in your next filing. If Mr. Sawarynski also serves as your principal financial officer, please include his title on the signature page and make corresponding changes under the heading "Directors, Executive Officers, Promoters and Control Persons" on page 14. Refer to Instruction 1 to "Signatures" of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bryan Sawarynski
National Golf Emporium, Inc.
January 8, 2009
Page 8

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188